Warren G. Andersen
Assistant General Counsel

General Motors Corporation
Legal Staff
300 GM Renaissance Center
Mall Code: 482-C23-D24
Detroit, Michigan, 48265-3000
Tel 313.665.4921
Fax 313.665.4979
warren.g.andersen@gm.com

June 1, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers and Acquisitions

RE:	General Motors Corporation
Schedule 14D-9 filed on May 19, 2005
File No. 005-42630

Dear Mr. Werbitt:

     General Motors Corporation, a Delaware corporation (“General Motors” or the “Corporation”), filed a Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “Commission”) on May 19, 2005 relating to the tender offer by Tracinda Corporation, a Nevada corporation (“Tracinda”), as disclosed in a Tender Offer Statement on Schedule TO filed by Tracinda (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on May 9, 2005, to purchase up to 28 million shares of Common Stock at a purchase price of $31.00 per share, in cash (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase dated May 9, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (which, collectively with any amendments or supplements thereto, constitute the “Offer”). This letter, which is being submitted on behalf of the Corporation, responds to your letter dated May 27, 2005, relating to comments of the Staff (the “Staff”) of the Commission in connection with the above-referenced submission.

     The responses to the Staff’s comments are numbered to relate to the corresponding comments in the above-referenced letter. Where applicable, the pages or sections of the Schedule 14D-9 have been referenced. Certain capitalized terms used and not otherwise defined in this letter have the respective meanings set forth with respect to such terms in the Schedule 14D-9.

Schedule 14D-9

Item 4. The solicitation or Recommendation, page 1

1.	We note that Goldman Sachs and Morgan Stanley “reviewed with the [b]oard recent [c]ommon [s]tock price performance and trading activity, the impact of the offer on the market price of the [c]ommon [s]tock, various other tender offers by Tracinda and/or Mr. Kerkorian and certain factors influencing the current market price of the [c]ommon [s]tock.” Please advise whether Goldman Sachs and/or Morgan Stanley provided the board with any written materials. If so, please provide us those materials and tell us, with a view toward disclosure, whether the board considered the materials in making its determination to express no opinion and remain neutral with respect to the offer.

     Further to the recent discussions between representatives of Jenner & Block LLP and the Staff, we confirm that the Board reviewed written materials (that is, PowerPoint charts) provided by Goldman Sachs and Morgan Stanley at the May 19, 2005 meeting in connection with its consideration of the Offer and the Corporation’s position with respect thereto. However, the Corporation does not believe that additional disclosure is warranted as the Schedule 14D-9 already contains a discussion of the type of information provided by the financial advisors to the Board as contextual background and specifically discloses the relevant portions of the Goldman Sachs and Morgan Stanley presentations that the Board considered in its determination in connection with factor 6 of the Corporation’s reasons for its position regarding the Offer. The Corporation believes that the information pertinent to its decision to remain neutral with regard to the Offer has been adequately disclosed and does not believe that additional disclosure would be helpful to stockholders in making a decision whether to tender their shares of the Corporation’s Common Stock in the Offer. As discussed, and based on the foregoing, the Corporation respectfully requests that it not be asked to provide the PowerPoint charts of Goldman Sachs and Morgan Stanley to the Staff on the basis that all relevant information responsive to Item 4 of Schedule 14D-9 has already been disclosed in the Schedule 14D-9 previously filed by the Corporation.

2.	Please expand this section to further discuss the regulatory approval requirements considered by the board and the regulatory concerns that were triggered as a result of Tracinda’s offer. In this regard, explain what aspects of the federal, state and foreign banking regulations the board found relevant to Tracinda’s offer. Similarly, in view of your disclosure that the board reviewed the “investment history of Tracinda and/or Mr. Kerkorian with respect to other companies” and “various other tender offers by Tracinda and/or Mr. Kerkorian,” expand your disclosure to explain the aspects of Tracinda’s and/or Mr. Kerkorian’s history that the board considered in reviewing the offer.

     With respect to these regulatory matters, the Board reviewed at a high level the potential applicability of various banking regulations to an investor in the Corporation’s Common Stock and the fact that certain filings would need to be made if an investor crossed specified ownership thresholds and sought to exert a controlling influence over the Corporation. Given that Tracinda would not cross these ownership thresholds as a result of the Offer and in view of Tracinda’s stated investment intent with respect to the shares to be acquired in the Offer (which are discussed in factors 1 and 2 of the Corporation’s reasons for its neutral position with regard to the Offer), the Corporation does not believe that additional disclosure is appropriate. Specifically, the Corporation believes that additional discussion of such regulations would not be relevant to a stockholder’s determination whether to tender shares of the Corporation’s Common Stock in the Offer and could give the false impression that the Board considered such information as a basis for its determination of the Corporation’s neutral position with regard to the Offer.

     With respect to the tender offer history of Mr. Kerkorian, the Board reviewed the prior tender offers made by Mr. Kerkorian for Chrysler and MGM stock. This information was provided in the way of contextual background for the Board. The Board did not consider this information as one of the factors in determining that the Corporation should take a neutral stance on the Offer. Since these transactions are a matter of public record, were not a factor in the Board’s determination and the Board is taking a neutral position with regard to the Offer, the Corporation does not believe that additional disclosure is warranted.

Item 5. Persons/Assets Retained, Employed, Compensated or Used, page 4

3.	We note that General Motors expects that it will pay Goldman Sachs and Morgan Stanley reasonable and customary compensation for their advisory services in connection with the offer, but has not yet agreed to the financial terms for such advisory services. Upon re-filing, please provide your arrangements for compensation with Goldman Sachs and Morgan Stanley as of the most recent practicable date. See Item 5 of Schedule 14d-9.

     The arrangements with Goldman Sachs and Morgan Stanley have not changed since the date of the filing of the Schedule 14D-9. The Corporation undertakes to amend its Schedule 14D-9 promptly upon reaching final agreement with the financial advisors regarding compensation if such agreement is reached during the pendency of the Offer.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Staff’s comments have been noted. In response, the Corporation hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

     We sincerely appreciate your timely consideration of these matters in connection with your review of the filing referenced above. The Corporation believes that it has been fully responsive to the comments of the Staff relating to the Schedule 14D-9.

     If you or others have any questions or would like more information, please do not hesitate to contact me at (313) 665-4921, Assistant General Counsel of General Motors, or any of Joseph P. Gromacki at (312) 923-2637, William L. Tolbert, Jr. at (202) 639-6038 or Robert S. Osborne at (312) 923-2690, each of Jenner & Block LLP, counsel to General Motors.

Very truly yours,

/s/ Warren G. Andersen

Warren G. Andersen

cc:	Frederick S. Green
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

Joseph P. Gromacki
Jenner & Block LLP
One IBM Plaza
Chicago, Illinois 60611

Robert S. Osborne
Jenner & Block LLP
One IBM Plaza
Chicago, Illinois 60611

William L. Tolbert, Jr.
Jenner & Block LLP
601 Thirteenth Street, N.W.
Washington, D.C. 20005